Minera Andes Incorporated

99 George Street, 3rd Floor

Toronto, Ontario

Canada M5A 2N4

August 12, 2011

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Mr. Ethan Horowitz

RE:	Minera Andes Inc. Form 40-F/A for Fiscal Year Ended December 31, 2010 Filed June 6, 2011 File No. 0-22731 (the “Filing”)

Dear Mr. Horowitz:

We are writing in response to your letter dated August 1, 2011 requesting further information or clarification with respect to the Filing by Minera Andes Inc (“Minera Andes” or the “Company”) .  Our numbered responses below correspond to the numbers set forth in your above referenced correspondence.

Comment #1:

Form 40-F/A for Fiscal Year Ended December 31, 2010

Exhibit 99.2

Note 5 — Investment in Minera Santa Cruz (MSC) — San Jose Mine

Project Finance Loan Agreement, page 13

We believe that the disclosure of the Project Finance Loan Agreement in Note 5 is appropriate and adequate in the circumstances and have provided further background information below.

Background:

The following outlines the structure of the $65 million Project Finance Loan (“PFL”) provided to Minera Santa Cruz S.A. (“MSC”) to finance the completion of construction of the San José Mine.

The PFL was established in a similar manner to direct loans from the shareholders to MSC (“Shareholder Loans”) with the exception that an affiliate of Hochschild Mining Plc (“Hochschild”) provided the loan financing to the Company for the portion of the PFL from the Company to MSC.  By way of background, in 2006, Minera Santa Cruz S.A. (“MSC”) was negotiating with third party lenders to provide a loan to fund the remaining development and construction of the San José Mine.  During that time, Hochschild, which had until this time been a private company, completed an IPO and became a London Stock Exchange listed public company, raising approximately $500 million in the process.  The Company and Hochschild believed that there were significant benefits in avoiding a commercial bank loan and consequently Hochschild provide the entire loan facility to MSC, including Minera Andes’ 49% portion ($65M x 49% = $31.85M).

We describe in the Note 5(a) that our portion of the PFL was structured “as (i) a loan by the Hochschild Lender to the Company (the “Project Loan Payable”); and (ii) a corresponding loan by the Company to MSC (“the Project Loan Receivable”) on the same terms as the preceding loan by the Hochschild Lender to the Company”.  Therefore, the Project Loan Receivable and Payable amounts will always be equal and reflects the fact that interest and principal payments will flow back notionally through the Company in the same manner as the loan was advanced.

We further describe the fact that the Project Loan Payable is unsecured except as to the right of repayment on the Project Loan Receivable.  This is consistent with the intention of the PFL that there would be a nominal amount of scheduled loan repayments with the vast majority of payments made when free cash flow from the operation of the San José Mine allowed.

We believe that our disclosure sufficiently describes the nature of this relationship among the parties and the structure of the loan is appropriately reflected by the Company recording the Project Loan Receivable and corresponding Project Loan Payable on our balance sheet.  This can be contrasted with the Shareholder Loans that Minera Andes and Hochschild provided directly to MSC in proportion to our respective ownership.  Our Shareholder Loans to MSC are not reflected as a separate line item on the balance sheet but rather is recorded as part of our Investment in MSC balance.

Comments #2 and 3

The following explanation addresses your queries with respect to our disclosure controls and procedures, and internal controls over financial reporting, respectively.

Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Management’s Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures, page 20 and Internal Controls over Financial Reporting, page 21

Background

As noted above, Minera Andes (through its subsidiaries) holds a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José Mine in Argentina; the remaining 51% of MSC is owned by a subsidiary of Hochschild Mining Plc, a Peruvian silver mining company listed on the London Stock Exchange.  Subject to the terms of a joint venture agreement between the two companies, Hochschild is the operator of MSC and consequently the San José Mine. We have very limited management or operational input into the activities of MSC, including the finance and accounting department which is operated and supervised by Hochschild personnel.  MSC was responsible for preparing MSC’s Canadian GAAP financial statements for Minera Andes’ reporting purposes for 2010 and prior years and continues to be responsible for preparation of MSC’s financial statements for Minera Andes’ reporting purposes in accordance with IFRS beginning in 2011.  MSC prepares IFRS financial statements for Hochschild’s reporting purposes.  MSC also prepares statutory financial statements reported in local currency and local GAAP which are audited annually by Ernst & Young.

Under the joint venture agreement, MSC is responsible for providing Minera Andes with “true and correct books, accounts, and records of operations.”

Restatement Error

In May 2011, the Company was finalizing the review of the financial statements of MSC for first quarter 2011 reporting purposes and made specific inquiries of MSC management with respect to current and deferred tax provisions as neither were recorded on the financial statements provided by MSC.  This inquiry was consistent with inquiries made over prior quarters and for the 2010 annual financial statements.  MSC management stated that a current tax provision was not required due to the availability of excess accelerated depreciation allowances available under Argentine tax rules and that any deferred tax liability would be offset by a the recognition of a deferred tax asset resulting from loss carryforwards from pre-operating years, which historically has not been recognized in MSC’s Canadian GAAP financial statements (a valuation allowance had been recorded because of the historical cumulative loss position).  Based on the high level of profitability during the first quarter resulting from record mineral prices (MSC earned $32 million before tax), the Company requested that MSC reperform their tax analysis and MSC agreed that they would review in further detail.

Shortly thereafter, MSC informed the Company that while the current tax provision of $nil was correct; their assumption that any deferred tax liabilities would be offset by the release of previously recorded valuation allowances on deferred tax assets was incorrect as a result of an error in their previous analyses. Their revised analysis showed that deferred tax expense should have been recorded starting in the first quarter of 2010 as the pre-existing valuation allowance should have been fully reversed by that time.

Implications of Restatement on Control Environment

Based on the facts and circumstances surrounding the restatement, management concluded that no material weakness or significant deficiency exists in Minera Andes’ internal control environment over financial reporting or effectiveness of our disclosure controls and procedures. MSC is operated by Hochschild and as such certifying officers of Minera Andes do not have sufficient regular access to the underlying entity to design and evaluate the effectiveness of controls, policies and procedures carried out by MSC.

In reporting the equity accounted investment in MSC, Minera Andes relies on the financial information prepared by MSC while performing our own analytical review procedures on the submitted financial information while also ensuring that we receive the information on a timely basis; that such information is prepared in accordance with our GAAP requirements; and that such information conforms to our accounting policies.  As part of our review process we hold regularly scheduled monthly conference calls with MSC personnel to review financial and operating performance and also ensure that our personnel visit the San José Mine on at least a quarterly basis.  Based on the financial statement information provided to us throughout 2010, there is nothing evident which would have led us to believe that tax analysis performed by MSC personnel was incorrect.  Therefore, given it was ultimately our inquiries that led to the discovery by MSC of the error in their deferred income tax analysis, we concluded that our review procedures were robust and effective.

Accordingly, we note that paragraph 4 of our Section 302 Certifications provide that the certifying officer’s acknowledge their responsibilities “for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer and have: designed such disclosure controls and procedures…to ensure that material information relating to the issuer, including its consolidated subsidiaries [emphasis added], is made known to us by others within those entities, particularly during the period in which this report is being prepared.”  As MSC is an equity accounted investment and not a consolidated subsidiary, we would not be expected to be able to design and implement our own disclosure controls and procedures at the MSC level and must rely upon information provided to us in our capacity as investors.

Therefore, we have concluded that our disclosure controls and procedures remain effective and that we have no material weaknesses in our internal control environment over financial reporting.

Comment #4

Engineering Comments

We have sent by courier on August 10, 2011, a CD with the requested information to the attention of Ken Schuler at your office.  Regarding the first bullet point in Section 4, there are no changes to the property and geologic maps contained in the Canadian NI 43-101 Technical Report issued on December 22, 2010 which is included on the CD.  With respect to the last bullet point, there are no new engineering, geological reports, feasibility studies, etc. that have been issued since the date of the December 22, 2010 Technical report.  Please advise us if you require any additional information.

As noted above, we are not the operators or management of the San Jose Mine.  Minera Andes obtains its information regarding operations through periodic reports it receives from MSC and periodic visits to the mine by our staff and consultants.  Hochschild is responsible for calculating the resources and reserves of the San José Mine. These figures are then audited for Minera Andes’ benefit by P&E Mining Consultants Inc. (“P&E”).  In their audit report dated August 8, 2011, P&E concluded that the resource and reserve estimates for the San José Mine prepared by Hochschild at December 31, 2010 provide a reliable estimation of resources and reserves in accordance with the standards of the Australasian Joint Ore Reserves Committee (JORC), Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum.

Closing Comments

The Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance and attention.

Sincerely,
MINERA ANDES INC.

/s/ Perry Y. Ing

Perry Y. Ing,
Chief Financial Officer